IQ Micro Inc.
500 Australian Avenue
Suite 700
West Palm Beach, FL 33401
October 16, 2006

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long

Re:	IQ Micro Inc.
File No. 000-51796

Dear Ms. Long:

With respect to its Registration Statement on Form 10-SB, and all amendments and supplements thereto (the “filing”), IQ Micro Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IQ Micro Inc.

By:	/s/ Robert V. Rudman
Name: Robert V. Rudman
Title: Chief Financial Officer